July 1, 2024

Brian Parisi
Chief Financial Officer
Kartoon Studios, Inc.
190 N. Canon Drive, 4th Floor
Beverly Hills, CA 90210

        Re: Kartoon Studios, Inc.
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-37950
Dear Brian Parisi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 38

1. We note that your disclosure controls and procedures were effective for the year ended
        December 31, 2023. We also note your disclosure that management concluded that your internal control over financial reporting is ineffective as of December 31, 2023. Please clarify how you concluded effective disclosure controls and procedures when you have a material weakness in internal control over financial reporting which led to restatement of your financial statements. Refer to SEC Release No. 33-8238, Final
Rule: Management   s
        Report on Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. This comment also applies to your disclosures in your Form 10-Q for the quarter ended March
        31, 2024.
 July 1, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services